Exhibit 99.1

Trillion Energy Advances Earn-In Payment and Announces Attendance at Emerging Growth Conference

May 4, 2026 – Vancouver, B.C. – Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to announce that it has fulfilled a near-term cash commitment of US$250,000 toward its earn-in obligations for a 29% participating interest in the M47c,d oil block, an onshore exploration asset located in southeastern Türkiye. This payment will be applied against the work program commitments previously outlined in the Company’s March 31, 2026, press release.

About the M47c,d Oil Block

The M47c,d oil block (the “Block”) covers approximately 450 km² within the Cudi-Gabar petroleum province, one of Türkiye’s most active onshore oil regions. Block M47C3,C4 is located approximately 11 km southeast of Türkiye’s largest onshore light oil discovery, the Şehit Aybüke Yalçın field*, which contains oil in the same Beloka and Mardin Group carbonate reservoirs as M47. The region hosts significant established production, with approximately 100 analogue wells operating within a 10–12 kilometre radius, targeting the same Mardin and Beloka reservoir intervals that Trillion plans to explore and evaluate on M47.

As previously announced on April 16, 2026, an independent third-party resource evaluation identified meaningful contingent and prospective oil resources on the Block, providing a strong technical foundation for the upcoming work program.

Trillion to Present at the Emerging Growth Conference

Trillion has been invited to present at the upcoming Emerging Growth Conference, a live, interactive online forum that connects public companies in growth sectors with individual and institutional investors, advisors and analysts.

Date: Tuesday, May 6, 2026

Time: 1:45 p.m. – 2:15 p.m. Eastern Time

Registration / Live Webcast:

https://goto.webcasts.com/starthere.jsp?ei=1755070&tp_key=280dc3ffe3&sti=trlef

About Trillion Energy International Inc.

Trillion Energy International Inc. is a Canadian oil exploration company focused on Türkiye. The Company has an agreement to earn a 29% working interest in the M47 oil exploration block (C3 and C4 licences) located in the Cudi-Gabar petroleum province of Southeastern Türkiye. The earn-in includes funding a total of US$15 million for 2026 and 2027 work commitments. More information may be found on www.sedarplus.ca and on the Company’s website at www.trillionenergy.com.

Requests for further information should be directed to:

Trillion Energy International Inc.

Vancouver, B.C., V6C 0A6

Corporate offices: 1-778-819-1585

Brian Park, Finance

Scott Lower, President
Suite 700, 838 West Hastings Street

E-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws, including but not limited to: statements regarding the bell-ringing ceremony date, time and format; the Company’s strategic direction and focus on the M47 Concession; the Company’s earn-in obligations and work program commitments; and the business and affairs of the Company generally. Forward-looking information is based on a number of assumptions including, without limitation: the availability of the CSE venue and livestream; JOC partner approvals; prevailing oil prices and foreign exchange rates; access to capital; and the availability of required services and equipment. Forward-looking information is subject to known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s control, that may cause actual results to differ materially, including: commodity price risk; drilling and operational risk; regulatory risk in Türkiye; JOC partner risk; access to financing; and currency risk. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date hereof and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, except as expressly required by applicable securities law.

**Oil and Gas Disclosure — COGEH / NI 51-101**

This news release has been prepared in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGEH”).

*Analogue fields:* References to production rates and reservoir characteristics at the Şehit Aybüke Yalçın and or Şehit Esma Çevik fields are based on publicly available information reported by Türkiye Petrolleri Anonim Ortaklığı (“TPAO”) and public media sources. These fields are operated by TPAO and Trillion Energy has no direct knowledge of their subsurface or production data. Production rates at analogue fields are not necessarily indicative of production rates that may be achieved at Block M47C3,C4.

*Neither the Canadian Securities Exchange nor its regulation services provider accepts responsibility for the adequacy or accuracy of this news release.*